July 24, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Illumitry Corp.
Registration Statement on Form S-1
Filed on May 20, 2015
File No. 333-202841

Ladies and Gentlemen:

This letter sets forth the responses of Illumitry Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of May 20, 2015.

General

1.
We note your response to prior comment 1 and reissue the comment. We continue to believe that you are a shell company as defined in Rule 405.  We consider the $1,260 of revenue since inception to be nominal operations, and we consider your assets, including the embroidery machine you purchased and your website domain, to be nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status.  Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response
The disclosure has been added to the prospectus. The registration statement has been revised.

Facing Page

2.
We note your response to prior comment 2 and reissue the comment. We note that the number of securities to be registered is “3.000 000” and that the aggregate offering price is “$60.000.” Please revise to replace the decimal points with commas.

Response
The prospectus has been revised.

Prospectus Summary, page 3

3.
You disclose that your principal executive office is located at “Ayasa, 53 Yerevan, Armenia 0015”. However, we were unable to locate this business address. Furthermore, on the conference call held on June 15, 2015 with Ms. Arusyak Sukiasyan and legal counsel, Ms. Diane Harrison, Ms. Sukiasyan informed that the business is located at an underground passageway in Yerevan, Armenia and that the address disclosed in the registration statement was more for illustrative purposes rather than the exact address. Please revise to disclose the correct address of your principal executive office. Furthermore, state clearly whether your business is located at a kiosk or similar storefront, or whether you occupy office space. This comment also applies to the facing page, as well as the disclosure on page 25.

Response
The office, where the business is located, is on Sasunci Davit Square, Yerevan, Armenia. The exact location is underground walkway from the Sasunci Davit Square to Railway Station Yerevan. The office looks like underground kiosk.

4.	Please disclose your accrued net loss in the prospectus summary.

Response
The accrued net loss has been disclosed in the prospectus summary.

5.
Your response to prior comment 4 appears to indicate that you will be able to operate for a period of one year, beginning February 2015 with currently-available capital resources assuming that you receive the $30,000 loan from your CEO. It is unclear whether you have received the $30,000 from your CEO, and if you have not received the funds, why the 12-month period you refer to begins from February 2015. Please advise. Revise to state the number of months you will be able to operate with currently available cash reserves ($2,291) without the loan. In this regard, we refer to your statement on page 17 that you “believe [y]our cash balance is not sufficient to fund [y]our operations for any period of time.” If true, also state that in the event you sell less than 50% of the offered shares, you plan to borrow $30,000 from you CEO and that the $30,000 will allow you conduct planned operations for the next twelve months. This comment also applies to your response to prior comment 10 and the first risk factor on page 5, as well as prior comment 14 and the Liquidity and Capital Resources disclosure.

Response
It was anticipated that the Company would need additional funds for production processes that started in February 2015. Ms. Sukiasyan had solely determined the period of time when the loan amount $30,000 would be available. Ms. Sukiasyan has also verbally agreed to loan to the Company up to $10,900, in addition to the $30,000. The expenses incurred before March 31, 2015 are not included in the Loan Agreement. The amount of $2,291 will be sufficient for further filing expenses. The registration statement has been revised.

6.
We note your statement that you expect to begin to generate “significant revenues” during months 8-12. Please tell us the basis of this expectation. If you do not have an objective basis for this statement, please revise to remove. This comment also applies to your disclosure on page 17, where you state that you will “start earning significant revenue.”

Response
Ms. Sukiasyan is negotiating with potential customers at the moment. The official status of this negotiation is currently verbal, but in the Company’s plan is to sign and additional contact, or two contracts for sale goods with “Jean Jacques” Atelier and “Ars-Fine Ltd.” as described in the registration statement. The prospectus summary and the disclosure on page 17 have been revised.

The Offering, page 4

7.
We note your response to prior comment 6 and the revised disclosure on page 4. Given that this is a best-efforts, no minimum offering, please revise the gross proceeds line item to provide a range of possible proceeds to the company in the event that a smaller percentage of the securities being offered are sold, as you do on page 12. Also state clearly that you may sell only a small portion or none of offered shares.

Response
The prospectus has been revised.

8.
It appears you have a negative tangible book value as of March 31, 2015. Please explain how you calculated a net tangible book value per share before the offering of $0.001 or revise. Please consider the impact for each benchmark (100%, 75%, 50% and 25%) on the increase to present stockholders in net tangible book value per share and the disclosure on pages 13 through 16.

Response
The calculation of a net tangible book value was revised.

Risk Factors
“Because the Offering Price Has Been Arbitrarily Set By the Company…,” page 9

9.	You indicate that you have limited earnings. However, your financial statements indicate that you have incurred a net loss. Please revise.

Response
The registration statement has been revised.

Management’s Discussion and Analysis or Plan of Operation, page 16

10.	You indicate in the penultimate paragraph on page 17 that you have “not generated limited revenues.” However, we note that you have generated limited revenues. Please revise.

Response
The registration statement has been revised.

Plan of Operation, page 18

11.
We note your response to prior comment 12 and reissue the comment. While we note your disclosure that in the event you sell 50% or less of the shares in the offering, you plan to use funds from your sole officer and director, you should revise this disclosure to assume that you do not receive the loan funds from your officer.  Please revise your disclosure to assume the sale of a smaller portion of the offering, such as ten or 15% of the offered shares.

Response
The disclosure has been added to the registration statement.

Develop Our Website, page 18

12.
The caption to this section states that the minimum estimated cost to develop your website will be $1,200. The narrative discussion indicates that website development costs will be approximately $800. The table on page 20 states that if 50% of the shares are sold, then website development will cost $1,200. Please revise to reconcile these discrepancies.

Response
The registration statement has been revised.

Certain Relationships and Related Transactions, page 28

13.
We note your response to prior comment 19 and the amended loan agreement filed as Exhibit 10.1. Please tell us whether the $10,900 advanced to you is part of the $30,000 loan amount. If not, please revise to provide the information required by Item 404(a) of Regulation S-K with regard to the $10,900 loan. See Item 404(d) of Regulation S-K. Similarly, we note your response to prior comment 21 that the $7,900 advanced to you from your CEO is a separate loan from the $30,000 loan subject to the Loan Agreement. Revise your filing to provide Item 404(a) information with regard to the $7,900 loan. Also tell us whether there are agreements that govern the terms of the $7,900 loan, and if applicable, the $10,900 loan. If so, please file the agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Note that if the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Response
The $10,900 loan is a separate loan from the $30,000 loan, subject to the $30,000 Loan Agreement. The registration statement has been revised in accordance to the loan of $10,900 and description of verbal agreement between Ms. Sukiasyan and Illumitry Corp. was added to the registration statement. The Verbal Agreement itself is attached to the registration statement as Exhibit 10.4.

Plan of Distribution, page 29

14.
We note your response to prior comment 20. Please tell us where Ms. Sukiasyan’s friends and potential customers to whom she plans to offer the shares in this offering are located. To the extent all potential investors are located in Armenia, it is unclear why the company is seeking to register the shares in the United States and present materials written in English to Armenian investors, including the subscription agreement. Please advise.

Response
Ms. Sukiasyan is planning to offer the shares of Illumitry Corp. mostly to friends and potential customers in Armenia and to friends and relatives in Georgia and Bulgaria. The Company presents materials written in English because English is an international language.

Legal Matters, page 33

15.
We note that Harrison Law, P.A. has opined on the validity of the shares offered.  In your response letter, tell us the specific services Harrison Law is providing you, including any role it played in forming your business, formulating your business plans, preparing the registration statement on Form S-1 and facilitating your initial public offering.  In this regard, we note that on the conference call held with the Staff on June 15, 2015, counsel informed that she assisted in reviewing amendment no. 1 to the registration statement for grammar and readability, in addition to providing the legal opinion.

Response
As per the fee agreement, Harrison Law, P.A was specifically retained to only:

•
Conduct legal examination and inquiries as we deem advisable or necessary for the purpose of rendering a legal opinion as to the legality of the securities being registered stating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the small business issuer, pursuant to Item 601(b)(5) of SEC Regulation S-K.

•	Timely respond to SEC comments on the Registration Statement when requested by Client.

Harrison Law, P.A. was not involved in and not retained for the forming of Illumitry Corp., the development of the business plan, the preparation of the registration statement on Form S-1, or the initial public offering.  Ms. Harrison was contacted solely to provide the legal opinion and she reviewed the S-1 for purposes of the legal opinion.  After she had a telephone conversation with the SEC about the difficulty understanding the disclosure in the S-1, she offered to review and provide suggestions regarding grammar and readability on the Amendments.  She has also advised and assisted in refining some of our responses to the SEC’s comments.

Financial Statements, page 34

16.
You state here and on page 22 that you have established a fiscal year end of March 31, 2015. However, we note that your fiscal year end is December 31, according to the disclosures on pages F-6 and F-14. Please revise.

Response

Response
The registration statement has been revised regarding a fiscal year end, which is December 31.

Notes to the Audited Financial Statements

Note 5 – Loan from Director, page F-9

17.
We reissue and clarify prior comment 21. The loan agreement included in Exhibit 10.1 states, “Arusyak hereby agrees to loan US$30,000 (the “Loan”) to Corporation concurrent with the execution of the Agreement.” As the terms state that the amount was loaned concurrent with the agreement, this indicates that your sole director has already loaned the Company $30,000 when the contract was entered into on October 17, 2014. Your financial statements only indicate that $7,900 had been advanced as of December 31, 2014. Please explain to us why the amount of the loan agreement is different from the amount disclosed in the financial statements. Please revise, as appropriate.

Response
The Loan Agreement indicates that Ms. Sukiasyan agreed to loan up to US$30,000 to the Corporation. Actual amounts loaned, up to US$30,000 total, will be loaned on demand of the Company pursuant to the Loan Agreement. The US$30,000 is the maximum amount that can be loaned to the Company under the Loan Agreement. The Loan Agreement has been revised.

Note 7 – Commitments And Contingencies, page F-9

18.
You indicate in response to prior comment 22 that the date of the rental agreement was changed in the registration statement. However, we note no such revisions in the notes to your financial statements. Please revise here, and in the notes to your interim financial statements, to indicate that the commercial property rental agreement was in force on February 16, 2015.

Response
The financial statements have been revised.

Condensed Statements of Operations for the Three Month Period Ended March 31, 2015, page F-12

19.
You indicate on page F-14 that you continue to present your financial statements as a development stage entity. Revise your statements of operations and your statements of cash flows to disclose activity for the three month period covered by the income statement, in addition to the cumulative amounts from inception. Clearly label each column. Refer to ASC 915-225-45 and ASC 915-230-45.

Response
The Company has elected to adopt ASU 2014-10, which eliminates the requirement to disclose inception to date figures.

Item 16. Exhibits, page II-2

20.	We note your response to prior comment 24. Please advise why you have removed the Referral Agreement from your filing.

Response
At the time the S-1 was drafting, we anticipated entering into a referral agreement.  Ultimately, we did not enter into any such agreement, but failed to remove all references to such agreement in our S-1.  When the SEC pointed out our error in its previous comment 24, all the remaining references to the non-existing referral agreement was removed.

Very Truly Yours,

/s/ Arusyak Sukiasyan
Arusyak Sukiasyan
President of Illumitry Corp.